BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) hereby informs its shareholders and the market in general that it will exercise the optional early redemption right ("Early Redemption") of its following securities:

1. DI Debentures of the 4th emission of simple debentures, not convertible into shares, of the unsecured type, for private placement ("DI Debentures"), and linked as backing of the DI Agribusiness Receivables Certificates (“CRA DI”) of the 78th emission of Vert Companhia Securitizadora ("VERT"). The Early Redemption of the DI Debentures will involve the payment by the Company of the total estimated value of R$735,086,651.83 (seven hundred and thirty-five million eighty-six thousand six hundred and fifty-one reais and eighty-three cents); and

2. Debentures of the 4th Series of the 1st emission of simple debentures, not convertible into shares, of the unsecured type for public distribution with restricted efforts (“Debentures of the 4th Series”). The Early Redemption of the Debentures of the 4th Series will involve the payment by the Company of the total estimated amount of R$284,095,195.58 (two hundred eighty-four million, ninety-five thousand, one hundred ninety-five reais and fifty-eight cents).

The Early Redemptions of the DI Debentures and the Debentures of the 4th Series will be effective on September 18, 2024, and are part of the Company's strategy to reduce gross indebtedness and financial expenses.

São Paulo, September 4, 2024.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer